EXHIBIT 4.3

Buenos Aires, May 28, 2004

Messrs.

METROGAS S.A.

Gregorio Araoz de Lamadrid 1360 - 1er. piso

C1267AAB - Buenos Aires

Argentina

Attn.: Mr. Business Director

Dear Sir:

We take pleasure in making you this offer to supply natural gas (the "Offer") which, if accepted, will be governed by the terms and conditions detailed below:

NATURAL GAS PURCHASE AND SALE AGREEMENT

(the "Agreement") VGP - 147

  Seller

  Wintershall Energía S.A., hereinafter the "Seller".

  Buyer

  MetroGas S.A., hereinafter the "Buyer", and together with Seller, referred to as the "Parties".

  Life and Duration

    This Agreement shall become effective as of May 11, 2004 and expire on January 1, 2007, at 6 a.m.

    "Year" has been defined as the successive periods of 365 or 366 days (in the event of a leap year) counted as from the effective date of this Agreement, as established in article 3.1 above. When the term "year" is not in capital letters, it shall mean a calendar year or a one (1) year term, according to the context.

  Quantities

    Any quantity of natural gas hereunder shall be expressed in standard cubic meters adjusted in cubic meters equivalent to 9300 kilocalories of superior calorific power by cubic meter ("m3 of 9,300 kcal/ m3"). Natural gas under standard condition means the quantity of natural gas occupying a one (1) cubic meter volume at a temperature of fifteen (15) degrees Celsius and an absolute pressure of 101,325 kilopascals.

    Seller agrees to make available to Buyer at the Point of Delivery the following quantities per day:

      SECTION I: up to 825,000 m3 of 9,300 kcal/ m3/day

      SECTION II: up to 375,000 m3 of 9,300 kcal/ m3/day

    The total daily quantity of natural gas established in articles 4.2.1 and 4.2.2 shall be the Maximum Daily Quantity, hereinafter referred to as "MDQ".

    The Seller shall make available or cause a third party to make available to Buyer the Adequately Nominated Quantity, as defined in article 6.2, plus five per cent /less three per cent (+5%/-3%) of operating tolerance.

    It is established that at any time during the term of this Agreement, either Party may, upon due and proper 180-day prior notice to the other Party, reduce up to 100% the daily natural gas quantity indicated in article 4.2.2 (SECTION II).

    Given that the AGREEMENT FOR THE IMPLEMENTATION OF THE PROGRAM FOR THE NORMALIZATION OF PRICES OF NATURAL GAS ENTERING THE TRANSPORTATION SYSTEM, ESTABLISHED BY DECREE 181/2004, approved by Ministry of Federal Planning, Public Investment and Services Resolution No. 208/2004 (hereinafter referred to as the "ACANPRE", a copy of which is attached hereto) provides that in the first stage, as from May 10, 2004 the price increase established in Tables 2 and 3 of the ACANPRE shall be applied to the volumes to be supplied to FD, FT, ID, IT, SGG, GNC and segment 3 SGP customers and Power Plants, as well as the retained gas corresponding to these users (these volumes being hereinafter referred to as "Industrial Gas"), Buyer undertakes to inform Seller of the proportion of volumes delivered under this Agreement on a monthly basis, intended to supply Industrial Gas. Any natural gas quantity other than Industrial Gas delivered under this Agreement shall be deemed to be gas intended for R users in their segments, SGP users in segments 1 and 2, SDB users in the proportion corresponding to the customers mentioned above, and the retained gas corresponding to these users (these volumes being hereinafter referred to as "Residential Gas").

    If Buyer fails to deliver the information established in article 4.6 above, Seller may charge the price corresponding to Industrial Gas for the total volume delivered to Buyer hereunder.

    If due to the application of the provisions of Decree 181/04 or future regulations, any FD, FT, ID, IT, SGG, segment 3 SGP, GNC customer and/or Power Plant of Buyer ceases to acquire natural gas from Buyer and executes a purchase and sale agreement with third party natural gas suppliers, the volume in m3 of 9,300 kcal/ m3/day that the customer ceases to acquire from Buyer shall be subtracted from the MDQ in the proportion corresponding to this Agreement, considering for such purpose all maximum daily quantities under the natural gas purchase and sale agreements Buyer has in force at that time and the volume of natural gas by basin the Customer acquires.

  Take or Pay Obligation

  The minimum monthly quantity of natural gas that must be taken, and if it is not taken, must nevertheless be paid for by the Buyer ("Take or Pay Quantity") shall be a percentage of the aggregate of MDQs, in each calendar day, according to the values indicated below for each month, less (i) any quantity in the event of an Cas Fortuit or Force Majeure, (ii) any quantities that have been duly nominated by Buyer but not made available to it by Seller for any reason other than Force Majeure and/or Cas Fortuit, and/or (iii) any reductions in the MDQ because of a Scheduled Annual Maintenance.

  SECTION I

  January, February, March, April, October, November and December: 70%

  May and September: 75%

  June, July and August: 85%

  SECTION II

  January, February, March, April: 10%

  October, November and December: 30%

  May and September: 60%

  June, July and August: 90%

  Nominations

    The Parties shall carry out their activities in accordance with the Dispatch Centers Internal Regulations issued by the National Gas Regulatory Entity ("ENARGAS") through Resolution No. 716/98 that the Parties declare to know and accept in its entirety, or such other regulations as may substitute or replace it in the future.

    Nomination for any Operating Day, which is the 24 hour period commencing at 6:00 a.m. of each day and ending at 6:00 a.m. of the following day, shall be made for an amount equal to or lower than the MDQ ("Adequately Nominated Quantity").

    Regardless of the provisions of article 6.1, Buyer may only request that the nominated quantities for the same Operating Day be rescheduled as follows: (i) considering that the Adequately Nominated Quantity shall be delivered as far as possible in uniform flows per hour, the Shipper shall calculate the natural gas quantities theoretically delivered until the time of the Operating Day on which rescheduling is requested, plus two additional hours (which are necessary to take steps in the gas field), (ii) the quantity calculated in point (i) above shall be deducted from the Adequately Nominated Quantity, the resulting quantity being defined as "Remaining Quantity", (iii) the Shipper may request rescheduling of the Remaining Quantity only up to fifty per cent (50%).

    Buyer shall use its best efforts to daily nominate a natural gas quantity exceeding fifty per cent (50%) of the MDQ ("Minimum Daily Nominated Quantity").

    Buyer shall give Seller at least twenty four (24) hours' prior notice of any zero (0) nomination and the following positive natural gas nomination.

    At Buyer's request, Seller may opt to deliver natural gas quantities in excess of the MDQ on any Operating Day.

    Both delivery by Seller and receipt by Buyer of natural gas quantities higher or lower than the Adequately Nominated Quantity at the Point of Delivery, authorized by Transportadora de Gas del Norte S.A. ("TGN") and/or Transportadora de Gas del Sur ("TGS") shall be an imbalance. Fines, penalties or charges arising from imbalances shall be borne by the Party causing such imbalances. If the imbalance were to be caused by Seller (giving rise to a fine, penalty or charge established by current regulations), the latter shall issue a credit note in favor of Buyer, according to the billing procedure established in article 14.8.

  Gas Recovery

    Buyer may recover the natural gas quantities not taken but billed to it and paid as a result of the application of article 5 of this Agreement. The natural gas quantities that Buyer is entitled to recover, to be calculated pursuant to article 7.3, shall be referred to as "Deferred Quantities".

    Buyer may take the Deferred Quantities throughout the life of this Agreement for SECTION I, and within the immediately following six (6) months for SECTION II., both periods counted as from the month in which they have been originated, provided that Buyer has previously paid for each of the Deferred Quantities, and provided that Buyer has previously taken the full Take or Pay natural gas quantity in the month in which it takes different quantities. The quantities taken by Buyer in excess of the Take or Pay quantity shall be automatically computed as a recovery of Deferred Quantities, provided the latter exist.

    Deferred Quantities shall be recovered by Buyer only in m3 of 9,300 kcal/ m3.

    If upon expiration of this Agreement Deferred Quantities were to exist, Seller shall daily make available the following quantities to Buyer:

      SECTION I: During 12 months immediately following expiration of this Agreement, (i) Winter Period (as defined below): up to ninety thousand (90,000) m3 of 9,300 kcal/ m3, and (ii) during the Summer Period (as defined below): up to two hundred and twenty thousand (220,000) m3 of 9,300 kcal/ m3.

      SECTION II: During 5 the months immediately following expiration of this Agreement, up to seventy five thousand (75,000) m3 of 9,300 kcal/ m3.

    If for reasons other than those foreseen in articles 15 and/or 16 of this Agreement, the Seller were not to make available the quantities requested by Buyer as established in article 7.4, Seller may at its sole discretion: (i) extend the recovery term foreseen in article 7.4, adding one Operating Day to the recovery term for each Operating Day that Seller has not made available to Buyer all or a portion of the quantities requested, or (ii) reimburse Buyer for the sums equivalent to pesos that may result from multiplying by the Sales Price the quantities not made available to Buyer.

    Definitions: (i) "Winter Period" is defined as the period between May 1 of a given year at 6:00 a.m. and October 1 of the same year at 6:00 a.m., and (ii) Summer Period, as the period between October 1 of a given year at 6:00 a.m. and May 1 of the immediately following year at 6:00 a.m.

  Carry Forward

    If at the end of each Summer Period the natural gas quantities taken and paid by Buyer, excluding any possible Deferred Quantity that Buyer may have taken, as indicated in article 7. of this Agreement, were in excess of the Take or Pay Quantity established in article 5., Buyer's take or pay obligations for the immediately following Summer Period shall be reduced by a percentage equal to the natural gas quantity taken by Buyer in excess of the take or pay percentage envisaged in article 5, up to six per cent (6%) for SECTION I and up to ten per cent (10%) for SECTION II.

    If during any Summer Period, exclusively for SECTION I, Buyer fails to exercise or partially exercises the right established in article 8.1, it may defer the unused percentage accumulating it in the following Summer Period/s, but reduction shall in no case exceed the six per cent (6%) cap envisaged in article 8.1 of this Agreement.

  Seller Non Compliance

    If Seller fails to supply Buyer with the Adequately Nominated Quantity, and such failure is not due to the reasons foreseen in articles 15 and/or 16 of this Agreement, Seller shall:

      Make its best efforts to supply Buyer with natural gas stemming from alternative sources ("Substitute Natural Gas"), and any higher expenses incurred by Buyer in taking such Substitute Natural Gas shall be assumed by Seller.

      If Seller were unable to supply Substitute Natural Gas, it shall pay Buyer thirty per cent (30%) of the Sales Price established for the relevant Seasonal Period in respect of the amount of m3 of 9,300 kcal/ m3 that Seller has not delivered on each day for any reasons other than those foreseen in articles 15 and/or 16.

    In addition to the provisions of articles 9.1.1 and 9.1.2, if the failure to supply natural gas is due to the sale of natural gas to a third party without the express authorization of Buyer, and if this gives rise to Buyer's gas shortages, any penalty, fine or sanction directly related to such failure to supply gas, applied to Buyer by TGN and/or TGS and/or the ENARGAS and/or the competent authority replacing the latter in the future, shall be borne by Seller.

    Buyer shall make its best efforts to reduce any cost or damages for which Seller is to reimburse Buyer.

    Payment of the sums established by articles 9.1 and 9.2 shall be the only redress afforded to Buyer as a result of failure to supply by Seller and shall be instrumented by means of the issuance of a credit note in favor of Buyer, according to the billing procedure established in article 14.8 of this Agreement.

  Point/s of Delivery

    The Point/s of Delivery shall be located in the Neuquen basin, on TGS's and/or TGN's main gas pipelines, and shall be the place where measurement and transfer of liability and risks related to the natural gas hereunder will take place.

    Seller shall be liable for any costs, expenses (including taxes of any nature) relating to the natural gas hereunder until it reaches the Point/s of Delivery.

    Buyer shall be liable for all costs, expenses (including taxes of any nature) incurred and obligations arising from the transportation of the natural gas from the Point/s of Delivery.

    Buyer and Seller may by mutual consent change the Point/s of Delivery of all or part of the natural gas quantities hereunder for a basin other than the Neuquen basin, provided such change does not lead to higher costs, or to adverse operating situations for Buyer at the Point/s of Delivery where the natural gas hereunder is delivered to TGS and/or TGN for its transportation. Seller shall notify Buyer thirty (30) days in advance of its intention to change the Point/s of Delivery. Buyer shall use its best efforts to facilitate application of the provisions of this article.

  Quality Specifications

  At the Point/s of Delivery, the natural gas hereunder shall comply with the quality standards established by ENARGAS Resolution No. 622/98 or such other regulations that may replace it in the future, which Seller declares to know and accept in its entirety.

  Processing

    Before transporting the gas to the Point/s of Delivery, Seller reserves the right to extract any component of the natural gas, except for methane ("Processing"), and in such a case the calorific power shall not be reduced to values lower than necessary to comply with the Quality Specifications established in article 11 of this Agreement.

    After the gas has reached the Point/s of Delivery, Buyer reserves the right to processing fifty per cent (50%) of the natural gas quantities actually delivered, Seller being allowed to processing the remaining fifty per cent (50%).

    If Seller exercises its right as indicated in article 12.2, it shall contract the necessary transport capacity to compensate for the calories of the natural gas quantities actually processed by Seller that have been retained during Processing, observing the Quality Specifications established by article 11. of this Agreement.

    During the days on which Seller does not fully or partially exercise its right as set forth by article 12.2, Buyer may request processing of the full or partial natural gas quantity not processed by Seller, with no indemnification in favor of the latter.

  Sales Price

    Buyer shall pay Seller the Sales Price for the natural gas quantities delivered and taken, or for those made available but not taken by Buyer at the Point/s of Delivery (Take or Pay Quantities), under the terms of this Agreement.

    The Sales Price shall be expressed with up to six (6) decimals, in Pesos per m3 of 9,300 kcal/ m3 ("$/m3 of 9,300 kcal/m3"), and calculated as established by the ACANPRE.

    The Sales Price ("SP") shall be:

    SP = (A x SPA) + (B x SPB)

    Where:

    A = the coefficient representing the percentage of gas intended for Residential Gas, included in the total casing-head gas quantity purchased each month, to be distributed to the Buyer's customers in its area.

    B = the coefficient representing the percentage of gas intended for Industrial Gas, included in the total casing-head gas quantity purchased each month, to be distributed to the Buyer's customers in its area.

    Each month, coefficients A and B shall be informed by Buyer to Seller in a provisional manner on the last day of the month and subsequently adjusted in the following month, based on carriers' final injection balances and on the Residential and Industrial Gas actually billed by Buyer.

    SPA = 0.058142 $/m3 of 9,300 kcal/m3, the variation of which is defined in accordance with Annex I-b of the ACANPRE.

    SPB = 0.058142 $/m3 of 9,300 kcal/m3, with a 33.21% increase as from May 11, 2004, and successive cumulative increases of 15.42% as from October 2004, May 2005 and July 2005, as established by Ministry of Federal Planning Resolution 208/04. Any change in these dates or percentages under any other regulation issued by the competent authority shall be reflected in the SPB.

    The SP shall be equal to that being approved by the ENARGAS for Buyer's tariff tables (the "ENARGAS Price"). If any differences were to exist, the ENARGAS Price shall prevail.

    Seller shall be liable for all taxes, liens, royalties and other charges applicable to the gas transported until it reaches the Point/s of Delivery. Buyer shall be liable for all taxes, liens, royalties and other charges applicable to transportation from the Point/s of Delivery. The Sales Price includes all transportation expenses until arrival at the Point/s of Delivery, as well as gas treatment, compression, Seller's measurement equipment and connection expenses. The Sales Price does not include value added tax (VAT), or the Trust Fund charge for residential gas consumption (Section 75 of Law 25565), nor does it include any other national or provincial tax incumbent on Buyer.

  Invoicing and Payments

    Buyer shall make monthly payments in Pesos to the account stipulated by Seller, at the later of within 15 days following receipt of each invoice issued by Seller, or on the last business day of the month following that in which the natural gas concerned was delivered. Payment date shall be the date on which the funds have been actually credited to Seller's account.

    If the due date were to be Saturday, Sunday or bank holidays on the market where payment is to be made, such payment shall be made on the immediately preceding business day.

    The sums due by Buyer to Seller as a result of the application of article 5 of this Agreement (Take or Pay Quantity) shall be invoiced at the Sales Price for each month concerned (calculated based on the average of coefficients A and B reported by Buyer, as established herein), together with the invoices issued for such month. The Deferred Quantities shall be given accounting recognition at the end of each month.

    If any disagreement were to exist with respect to any of the invoices, Buyer shall make prompt payment of the sum not in dispute and give immediate due and proper notice to Seller of the reasons for its disagreement.

    When the sum in dispute is equal to or higher than two hundred and fifty thousand Pesos ($250,000), such sum shall at Buyer's option: (i) be paid by Buyer, and subsequently reimbursed; or (ii) be deposited in an interest-bearing Escrow Account with a bank or such other financial institution as Seller may designate, until the dispute has been settled.

    Immediately after notice of any invoice in dispute, the Parties shall negotiate in good faith in order to settle the dispute in a mutually acceptable manner. If the dispute is not settled within thirty (30) days following receipt of due and proper notice, at the request of either Party, the dispute shall be submitted to arbitration, as established by article 18 of this Agreement. After dispute has been settled, the prevailing Party shall be entitled to receive the quantity in dispute plus interest accrued at the Banco Nación 150% rate on 30-day Argentine currency deposits, from expiration of the payment term (or from the due date invoked) to the actual payment date. The interest accrued as a result of the exercising of the option envisaged in point (ii) of article 14.5 shall be deducted from the interest quantity envisaged in this article 14.6.

    Without prejudice to any other resources available to Seller, default in payment of the sums due under this Agreement, other than those resulting from a dispute in good faith, shall accrue interest at the Banco Nación 150% rate on 30-day Argentine currency deposits, during the days in arrears.

    Seller shall be entitled to invoice Buyer on the basis of TGS and/or TGN preliminary allocations, in the event that the confirmed allocations are not available. If any differences exist between the preliminary and final allocations, Seller shall issue a credit or debit note, as the case may be, within seventy two (72) hours following receipt of the confirmed allocations by TGS and/or TGN, (i) debit note/s having to be paid within 15 (fifteen) days following issuance, or (ii) credit note/s having to be settled together with the first invoice issued by Seller.

  Cas Fortuit or Force Majeure

    The legal scopes and effects envisaged in the Argentine Civil Code, and the Buyer's Service and TGS/TGN Regulations, as well as the Cas Fortuit or Force Majeure provisions shall apply in the following situations:

    From Buyer's viewpoint, the following cases shall be deemed to be Cas Fortuit or Force Majeure:

      Any Cas Fortuit physically affecting the Buyer's facilities, provided that Buyer distributes the impact of the Cas Fortuit proportionally among its various suppliers on the basis of the average distribution recorded in the sixty (60) days immediately preceding the Cas Fortuit occurrence.

      Any Cas Fortuit occurrence physically affecting TGS's and/or TGN's gas pipelines along the Loma de la Lata section - Greater Buenos Aires, which prevents Buyer from using the transport capacity contracted on a firm basis, provided Buyer distributes any available capacity in proportion to the natural gas supplied by its various suppliers on the basis of the average distribution recorded in the sixty (60) days immediately preceding the Cas Fortuit occurrence.

    For the sake of clarity, Cas Fortuit or Force Majeure shall not include, whatever the cause may be, the absence or reduction of demand, or the Force Majeure invoked by Buyer's customer/s, nor shall it include any situation related to Buyer's and/or its customer/s' credit risks.

    From Seller's viewpoint, the following cases shall be deemed to be Cas Fortuit or Force Majeure:

      Any Cas Fortuit occurrence physically affecting the Seller's facilities and/or those third party facilities used to deliver the natural gas at the Point/s of Delivery. In such a case, Seller states its intention to deliver Substitute Gas, provided it is available.

      Any regulations or decisions of governmental authority preventing Seller from selling and/or delivering the natural gas hereunder.

    The occurrence of a Force Majeure condition may not be invoked by any of the Parties to justify default in payment of liquid and payable sums of money.

    The affected Party shall give prompt and due notice (fax being accepted as such) of any Force Majeure occurrence and shall describe the occurrence, its causes, duration and the best estimate of the time it will take such Party to normalize the operation of its facilities (within 48 hours following occurrence and end of it). The Parties shall be entitled to verify the occurrence of those Force Majeure conditions.

  Maintenance work

  By giving no less than sixty (60) days' prior notice to Buyer, Seller may during any Summer Period designate one or more terms, which shall in the aggregate not exceed fifteen (15) Operating Days for each Summer Period, in which the MDQ may be reduced to perform major and/or maintenance work at its premises ("Scheduled Annual Maintenance"). Seller shall as much as possible try to perform the Scheduled Annual Maintenance between October of one year and January of the following year.

  Rescission

    Buyer may rescind this Agreement if Seller, for any reason other than Cas Fortuit or Force Majeure, fails to supply it with acceptable natural gas quantities for transportation for more than fifteen (15) consecutive Operating Days during any Winter Period and/or more than thirty five (35) consecutive Operating Days during any Summer Period, without prejudice to invoke the liability applicable under article 9 of this Agreement until the effective date of such rescission. Rescission of this Agreement by Buyer pursuant to this article shall be without prejudice to the right to claim any sum due by Seller, which shall have no right to claim compensation for such rescission.

    If Buyer fails in its obligation to pay all or part of the invoice/s issued by Seller, and those invoices are not subject to a dispute settlement procedure under the terms foreseen in article 14 of this Agreement, after thirty (30) days counted as from the due date of the invoice, Seller may suspend the deliveries of natural gas until the effective payment date. If within forty five (45) days following the due date of the invoice, Buyer fails to pay the quantity due plus applicable interest, Seller may rescind this Agreement, no notice of default being necessary. Rescission of this Agreement by Seller pursuant to this article shall be without prejudice to the right to claim any sum due by Buyer, which shall have no right to claim compensation for such rescission or request recovery of the Deferred Quantities.

    The Parties may rescind this Agreement without any indemnification whatsoever when, due to a Force Majeure occurrence at TGS and/or TGN, or a Force Majeure occurrence at the Buyer and/or Seller, the Parties are unable to deliver or accept delivery of natural gas, as the case may be, for more than three (3) consecutive months.

    Seller may rescind this Agreement without any indemnification whatsoever, by giving 15 business days' prior notice to Buyer for the latter to cure default, if in any month during the life of this Agreement, Buyer fails to inform Seller of the values of the coefficients established by article 13.3 of this Agreement.

    This Agreement shall be automatically terminated if ACANPRE is no longer applicable to Seller (Section 10 of the ACANPRE), no notice thereof being necessary.

  Governing Law and Arbitration

    This agreement shall be governed and construed in conformity with the laws applicable in the Republic of Argentina.

    All disputes, except for those that are agreed to be submitted to an expert, shall be submitted to arbitration in Buenos Aires before a court composed of three (3) arbitrators, to be conducted in Spanish language, pursuant to the International Chamber of Commerce Settlement and Arbitration Regulations.

  Assignment

    Assignment by Seller

      Seller may freely assign, either fully or partially, its rights arising from this Agreement to any of its affiliates, or to the members of the Aguada Pichana and/or San Roque UTEs, by giving prior notice to Buyer.

      The assignment of rights hereunder shall be in proportion to the assignment of rights to the Aguada Pichana and/or San Roque UTEs.

      Seller may, with Buyer's prior written consent, which may be rejected only for duly founded reasons, assign fully or partially its interests, rights and obligations arising under this Agreement. When such assignment takes place, the assignee shall present all guarantees requested by Buyer, and assume its part of all rights and obligations under this Agreement.

    Assignment by Buyer

      Buyer may, with Seller's prior written authorization, assign fully or partially its interests, rights and obligations arising under this Agreement to any company directly controlled by Buyer (and with the same creditworthiness as Buyer). When such assignment takes place, the assignee shall assume its part of all rights and obligations under this Agreement.

      Buyer may, with Seller's prior written consent (which may be rejected only for duly founded reasons), assign fully or partially its interests, rights and obligations arising under this Agreement. When such assignment takes place, the assignee shall present all guarantees requested by Seller, and assume its part of all rights and obligations under this Agreement.

    Nothing in this Agreement shall prevent the Parties from transferring as collateral their respective rights under this Agreement.

  Confidentiality

    The Parties shall keep this Agreement confidential at any time. Disclosure of information shall take place only to the necessary extent to carry out the transaction proposed. No press release shall be effected without the prior written consent of the Parties.

    Regardless of the provisions of article 20.1, confidentiality obligations shall not prevent the Parties from complying with any disclosure request or requirement under any regulation or by the ENARGAS or the Argentine Energy Secretariat, or any such other agencies replacing them, or any competent court, or any other governmental agency or entity having jurisdiction over this matter, or as required by law.

  Notices

    For all legal purposes hereof, the Parties establish their domiciles in the following places, where all notices served upon the Parties shall be deemed to be valid:

    Seller:

    Wintershall Energía S.A.

    Maipú 757, piso 10

    Buenos Aires

    República Argentina

    Fax: (54-11) 5554-2701

    Attn.: Marketing Manager

    Buyer:

    MetroGas S.A.

    Gregorio Araoz de Lamadrid 1360 - 1 piso

    Buenos Aires

    República Argentina

    Fax: (54-11) 309-1201

    Attn.: Purchase and Transportation of Gas Manager

    21.2 Either Party may change the special domicile established, for which it shall give at least ten (10) days' prior due notice to the other Party.

    Notices regarding the daily operations under this Agreement may be given by fax or otherwise. Notices of default, facts and/or acts meaning attribution or modification of liability arising under this Agreement shall be in writing and duly served.

  Suspension of Claims. Consent

    Seller ratifies the obligations assumed pursuant to article 2 "Suspension of Proceedings and Waivers" of ACANPRE's Supplementary Minutes.

    Furthermore, in order to comply with the provisions of article 2.5.iii) of ACANPRE's Supplementary Minutes, Buyer gives its consent to: (i) the interruption of the running of the statute of limitations foreseen in article 2.3 of ACANPRE's Supplementary Minutes; (ii) the suspension of the proceedings already initiated in whatever jurisdiction, and (iii) the waiver to invoke the extinction of obligations due to the running of the statute of limitations and the lapsing of the proceedings during the life of the commitment foreseen in article 2.1 of ACANPRE's Supplementary Minutes.

    Following with the provisions of article 22.2 above, the Parties agree to sign any other documentation that may be necessary to fulfil the obligations assumed by Buyer under such article.

  Termination of VGP-079

The Parties agree that this Agreement shall replace the rights and obligations established under the VGP-079 NATURAL GAS PURCHASE AND SALE AGREEMENT entered into by and between Buyer and Total Austral S.A., Pan American Energy LLC and Seller on January eight (8), 1999, such agreement having no effect between Buyer and Seller regarding the obligations of MetroGas S.A. and Wintershall Energía S.A. It is agreed that all rights and obligations under the VGP-079 accrued until the effective date of this Agreement shall be in full force until its termination.

This Offer shall be valid for ten (10) business days and shall be considered to be accepted by MetroGas S.A. if the latter deposits the sum of one hundred pesos ($100.00) in the current account No. 3173-20443 with Banco HSBC - Plaza San Martín Branch.

Yours truly,

(signed)

Frank H. Dienemann

Attorney-in-fact

Wintershall Energía S.A.